Exhibit 99.9

PRESS RELEASE

Scotland: TotalEnergies Commissions
Its Biggest Offshore Wind Farm

Paris, October 17th, 2023 – TotalEnergies and its partner SSE Renewables are pleased to announce that their Seagreen offshore wind farm is now fully operational and running at its design capacity of 1,075 MW.

Seagreen is a joint venture between TotalEnergies (51%) and SSE Renewables (49%). It is located in the North Sea, some 27 km off the coast of Angus. It is TotalEnergies’ biggest operational offshore wind farm worldwide and the world’s deepest fixed bottom wind farm, with its foundation reaching nearly 60 meters below sea level.

The project, which began construction in June 2020, has been completed in around 3 years for a global investment of around $4 billion, globally in line with the expected capex. The development and construction were led, with the support of TotalEnergies, by SSE which will now operate the offshore wind farm for its expected 25-year lifetime.

The 1,075 MW offshore wind farm has the capacity to generate around 5 terawatt hours (TWh), or enough renewable electricity to power almost 1.6 million homes annually, equivalent to two-thirds of all Scottish homes. Seagreen will also prevent the emission of over 2 million tons of CO2 from fossil fuel electricity generation every year.

Consistently with its business model, TotalEnergies will commercialize, through Seagreen, its share of production through a mix of a long-term contract at guaranteed price, including a 15-year CfD (Contract for Difference) awarded by the UK Government, and a 15-year private CfD with the SSE Group, and short-term sales on the wholesale market.

« I am very pleased to see Seagreen generating at full power, making it TotalEnergies’ biggest offshore wind farm worldwide. This 1 GW project is a new step in delivering our strategy of building a world-class, cost-competitive portfolio of renewable energy to deliver clean, reliable and affordable power to our customers. It will positively contribute to achieving our Integrated Power 12% profitability target and our objective of reaching more than 100 TWh of power generation by 2030, » said Patrick Pouyanné, Chairman and CEO of TotalEnergies. « Our participation in the project alongside SSE has enabled us to strengthen our offshore wind expertise which will be extremely useful for our future projects in the United Kingdom, the United-States and Germany. It's also very good news for Scotland, as Seagreen makes a significant contribution to the country’s net zero ambition for 2045. »

« The Seagreen offshore windfarm is a fantastic example of the work being done to unleash Scotland’s renewable potential, as we seek to lead the world in the transition to net zero, » said the First Minister of Scotland, Humza Yousaf. « This significant milestone for Seagreen is also significant for Scotland, taking us a step closer to creating a net zero energy system that delivers affordable, secure and clean energy. Delivering on our climate obligations is an absolute priority for the Scottish Government – so too is our unwavering commitment to a just transition for workers. We are determined to maximize the economic opportunity Scotland’s offshore wind potential presents, by developing local supply chains, embedding innovation, boosting skills, creating jobs, and benefiting people and communities. »

« This is a big milestone for Seagreen and for Scotland. It shows that this country not only has world-class renewable resources but also world-class teams able to deliver major clean energy projects at scale. Seagreen’s ability to power up to 1.6 million homes will make a significant contribution to energy security and extend Scotland and the UK’s leadership in clean energy generation, » said Alistair Phillips-Davies, Chief Executive of SSE plc. « But if we are to fully realise this country’s potential we need many more Seagreens and we look forward to working with governments, partners, investors and local communities to bring more landmark projects like this forward in the future. »

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TotalEnergies and offshore wind

TotalEnergies’ portfolio in offshore wind has a total capacity of more than 13 GW, with most farms bottom-fixed. These projects are located in the United Kingdom (Seagreen, Outer Dowsing, West of Orkney, Erebus), South Korea (Bada), Taiwan (Yunlin, Haiding 2), France (Eolmed), the United States (Attentive Energy and North Carolina), and Germany (N-12.1 and 0-2.2). The Company has also been qualified to participate in competitive tenders in the US, UK, and France, and will participate in tenders in Norway and Poland.

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. In 2022, TotalEnergies generated more than 33 TWh of electricity, and had a gross renewable electricity generation installed capacity of 17 GW. TotalEnergies will continue to expand this business to grow its power generation to more than 100 TWh by 2030, with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).